EXHIBIT 12

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings
Income before income taxes	$769	$552	$494	$759	$799
Interest expense	233	241	220	266	303
Portion of rents representative of the interest factor	140	132	145	162	162
	$1,142	$925	$859	$1,187	$1,264
Fixed Charges
Interest expense	$233	$241	$220	$266	$303
Portion of rents representative of the interest factor	140	132	145	162	162
	$373	$373	$365	$428	$465
Ratio of Earnings to Fixed Charges	3.1	2.5	2.4	2.8	2.7